FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 5/7/2009

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No   ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing Ternium Agrees Compensation and Completes Transfer of Sidor Shares to Venezuela.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Roberto Philipps	By: /s/ Daniel Novegil
Name: Roberto Philipps	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: May 7, 2009

Ternium Agrees Compensation and Completes Transfer of Sidor Shares to Venezuela

LUXEMBOURG--(Marketwire - May 07, 2009) - Ternium S.A. (NYSE: TX) announced today the completion of the transfer of its entire 59.7% interest in Sidor, C.A. to Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity). The transfer was effected as a result of Venezuela's Decree Law 6058, which ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises and declared the activities of such companies of public and social interest. While CVG had assumed operational control of Sidor on July 12, 2008, Ternium had retained formal title over the shares until today.

Ternium agreed to receive an aggregate amount of US$1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid US$400 million in cash today. The balance was divided in two tranches: the first tranche of US$945 million will be paid in six equal quarterly installments, while the second tranche will be paid at maturity in October 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network. The Company has annual production capacity of approximately 9 million tons of finished steel products. More information about Ternium is available at www.ternium.com. [Missing Graphic Reference]

Contact:
Sebastián Martí
Ternium - Investor Relations
USA +1 (866) 890 0443
Mexico +52 (81) 8865 2111
Argentina +54 (11) 4018 2389
www.ternium.com